Mail Stop 6010
November 2, 2007
Mr. Gary Todd
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0306

Re:	Cohesant Technologies, Inc.
Form 10-KSB for the fiscal year ended November 30, 2006
Filed February 26, 2007
File No. 001-13484
Dear Mr. Todd,
Attached you will find our response to the Staff’s comment set forth in your letter dated October 19, 2007. For your convenience, our response repeats the Staff’s comment (in bold) and includes our response thereunder. We confirm that we will comply with these comments in all future filings with the United States Securities and Exchange Commission (“Commission”) commencing with the 10KSB filing for November 30, 2007.
The Registrant acknowledges its responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant acknowledges that Staff comment or changes in response to Staff comment in the proposed disclosure in the documents filed pursuant to the Securities Exchange Act of 1934 do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that Staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
We hope that these responses are helpful and if I can be of further assistance in clarification, please feel free to call me on my direct line at (317) 616-7002.
Sincerely,
Cohesant Technologies Inc.
/s/ Robert Pawlak
Mr. Robert W. Pawlak
Chief Financial Officer of Cohesant Technologies Inc.

Form 10-KSB for the fiscal year ended November 30, 2006

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-9

b. Revenue Recognition, page F-9
1.	We reference your response to prior comment three from our letter dated September 18, 2007. We see that you receive an up-front license fee and subsequent payments for the purchase of equipment and epoxy coatings and that a typical license agreement contains a 10-year term. We note in your response that you recognize the license fee when all material services or conditions relating to the license fee, consisting predominantly of training have been substantially performed and collectibility is assured. Please further explain to us the basis in GAAP for your policy for up front license fees. In that regard, please further explain how you considered whether such fees should be deferred and recognized over the lives of the arrangements; and, describe how your policy considers the guidance from SAB Topic 13-A3(f).
In reviewing our response to your prior comment three, we realize that we were not as clear in our response as we should have been. Cohesant acquired CuraFlo in 2005 and prior to the acquisition, CuraFlo’s predecessor had established a license program with a network of CuraFlo dealers. The previously established program is subject to the scope of FAS 45, “Accounting for Franchise Fee Revenue.” We meet FAS 45’s definition of a “franchisor” and those license agreements meet FAS 45’s definition of “franchise agreements” making the FAS 45 literature applicable in our determination of our policy on recognizing revenue for up front license fees.
During 2005 and 2006, we recognized $0 and $108,000, respectively for up front license fees, which is immaterial.
CuraFlo has since replaced the licensing program with a franchising program duly registered federally and in all 50 states and we do not expect to enter into any new license arrangements. Under our licensing arrangements, we receive up-front payments for the sale of the license to install our propriety pipe lining and restoration system in a specific geographic territory. We provide a recognized brand and the licensed dealer provides the capital to market the system and labor resources to operate an independent CuraFlo branded business installing the licensed rehabilitation system. We recognize the licensing fees as revenue when we have substantially performed all services related to preparing the dealer to operate its independent business (predominantly training). In accordance with FAS 45, initial franchise fees may be recognized when all material services or conditions relating to the license fee have been substantially performed and collectibility is assured.
Because we have concluded our license transactions are within the scope of FAS 45, we believe that the provisions of SAB Topic 13-A3(f) are not applicable to license fees received at the origination of such arrangements.
Our licensees buy equipment and epoxy from us on an ongoing basis subsequent to the origination of the arrangement. Equipment and epoxy are sold to our licensees at a normal profit margin and would not be considered bargain purchases under FAS 45. As FAS 45 does not specifically address revenue recognition for sales of equipment or supplies not priced at a bargain subsequent to the origination of the arrangement, we have utilized the provisions of SAB 104 to determine when such revenues may be recognized. The criteria of SAB 104 is generally met upon shipment at which time title and risks of ownership are transferred to these customers.